SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of January, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES.
                                ------------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  9 JANUARY 2004
CONTACT:  ANGELA TULLY  TEL: 020 7065 3652


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)           Name of company AMVESCAP PLC

2)           Name of shareholder having a major interest

             WELLINGTON MANAGEMENT COMPANY LLP.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

             NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

                                  NOT STATED

5)           Number of shares/amount of stock     NOT STATED
             acquired

6)           Percentage of issued class           -

7)           Number of shares/amount of stock     -
             disposed

8)           Percentage of issued class           -

9)           Class of security                    25P ORDINARY SHARES

10)          Date of transaction                  NOT STATED

11)          Date company informed                9 JANUARY 2004

12)          Total holding following this         24,130,736 ORDINARY SHARES
             notification                         PLUS 578,600 ADRS
                                                  (1 ADR = 2 SHARES)

13)          Total percentage holding of issued   3.157%
             class following this notification

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14)          Any additional information                                  -

             Wellington Management Company, LLP ("Wellington Management") is registered as an investment adviser with the United States Securities and Exchange Commission and acts as discretionary investment manager on behalf of various separate (the "Accounts") that hold an interest in shares of the Company. Wellington Management's interest in the shares is as an investment manager, as is mentioned in Section 205(5) of the Companies Act 1985 (the "Act"). The Accounts do not act as a group nor do they act in concert with respect to the interests in shares. Wellington Management acquired the interests in shares for the Accounts in its capacity as discretionary investment manager to, and solely for the benefit of, the Accounts, and the interests were acquired solely for investment purposes.

15)          Name of contact and telephone number for queries

                  ANGELA TULLY
                  TEL: 020 7065 3652

16) Name and signature of authorised company official responsible for making this notification

                  A. TULLY
                  AMVESCAP PLC
                  ASSISTANT COMPANY SECRETARY

             Date of Notification       9 JANUARY 2004

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 9 January, 2004                   By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary